						Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2011	2010	2009		2008	2007

Net Income	$52,889	$43,925		$39,195	$39,431	$38,025

Income Taxes, Net	34,281	29,678		27,104	26,508	26,652

Fixed Charges*	20,034	18,010		16,764	19,089	20,928

Capitalized Interest	(1,112)	(369)		(322)	(152)	(151)

Total Available for Coverage	$106,092	$91,244	$	$82,741	$84,876	$85,454

Total Available	5.3x	5.1x		4.9x	4.4x	4.1x
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).